

August 4, 2009

Mr. Michael J. Alber
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tyson's Blvd.
Suite 1300
McLean, VA 22102

Re: **Alion Science and Technology Corporation**
                Form 10-K for the year ended September 30, 2008
                Form 10-Q for the quarter ended December 31, 2008
                Form 10-Q for the quarter ended March 31, 2009
                File No. 333-89756

Dear Mr. Alber:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief